Mail Stop 6010

							September 30, 2005

Jeffrey T. Slovin
Chief Executive Officer
Schick Technologies, Inc.
30-00 47th Avenue
Long Island City, NY 11101

      Re:	Schick Technologies, Inc.
		Form 10-K for the Fiscal Year ended March 31, 2005 Form 10-Q for the Fiscal Quarter ended June 30, 2005
		File No. 0-22673

Dear Mr. Slovin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended March 31, 2005

Dependence on Customers, page 5
1. Please refer to prior comment 2. Please file the complete agreement as an exhibit.
2. Please be advised that comments, if any, on your confidential treatment application will be issued in a separate letter.




Sales and Marketing, page 8
3. Please refer to prior comment 8. Please advise whether you are materially dependent upon any regional distributors and, if applicable, why you have not filed such written agreements with distributors as exhibits.

Revenue Recognition, page F-8

4. Please refer to prior comment 9. Based on your response, it is still unclear how you accounted for the trade-ins when received. Please confirm to us that the amount recognized as revenue on the sale of the new system is limited to the actual cash to be paid by the customer (i.e., net of the trade-in amount). Please also clarify for us what values were assigned to the returned inventory. Confirm that this inventory is being carried at the lower of cost or market value, with any declines in value being recorded through cost of sales. Please revise future filings to clarify your accounting for this program.

5. We note from your response to prior comment 9 that trade-in customers were required to simultaneously purchase a one year warranty for the new parts. You state that warranty revenue is
recognized into income ratably over one year and   product revenue
is
recognized at the time of shipment. Please tell us how you have evaluated these transactions based on the guidance in EITF 00-21. Specifically, tell us why you believe it is appropriate to account for the hardware and the warranty separately. Also, tell us whether you believe you have objective and reliable evidence of the fair value of the undelivered warranty services and, if so, why.

Form 10-Q for the Fiscal Quarter ended June 30, 2005
6. In future filings, disclose the conclusions regarding the effectiveness of the disclosure controls and procedures.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.






      You may contact Tara Hawkins at (202) 551-3639 or Kevin
Vaughn
at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters.  Please contact me at
(202)
551-3602 with any other questions.


Sincerely,


Thomas A. Jones
Senior Attorney


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Jeffrey T. Slovin
Schick Technologies, Inc.
September 30, 2005
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